**DREYFUS FIXED INCOME SECURITIES: DREYFUS HIGH YIELD SHARES**

## Statement of Investments
**July 31, 2005 (Unaudited)**

| Bonds and Notes - 94.0 % | Prinicipal Amount | a | Value ($) |
|---|---|---|---|
| **Advertising - .3%** | | | |
| RH Donnelley Financial: | | | |
| Sr. Notes, 8.875%, 2010 | 9,000 | b | 9,833 |
| Sr. Sub. Notes, 10.875%, 2012 | 8,000 | b | 9,320 |
| | | | **19,153** |
| **Aerospace & Defense - 2.1%** | | | |
| Argo-Tech, | | | |
| Sr. Notes, 9.25%, 2011 | 20,000 | | 21,900 |
| BE Aerospace, | | | |
| Sr. Sub. Notes, Ser. B, 8.875%, 2011 | 21,000 | | 22,522 |
| DRS Technologies, | | | |
| Sr. Sub. Notes, 6.875%, 2013 | 9,000 | | 9,293 |
| L-3 Communications: | | | |
| Conv. Bonds, 3%, 2035 | 10,000 | b | 10,262 |
| Sr. Sub. Notes, 6.375%, 2015 | 15,000 | b | 15,188 |
| Sr. Sub. Notes, 7.625%, 2012 | 25,000 | | 26,875 |
| Transdigm, | | | |
| Sr. Sub Notes, 8.375%, 2011 | 45,000 | | 48,150 |
| | | | **154,190** |
| **Agricultural - .2%** | | | |
| Alliance One International, | | | |
| Notes, 11%, 2012 | 15,000 | b | **15,563** |
| **Airlines - .5%** | | | |
| Northwest Airlines, | | | |
| Pass-Through Ctfs., Ser. 1996-1, 7.67%, 2015 | 23,983 | | 16,851 |
| Sr. Notes, 10%, 2009 | 15,000 | c | 7,331 |
| United AirLines, | | | |
| Enhanced Pass-Through Ctfs., Ser. 1997-1A, 3.14%, 2049 | 9,718 | d | 9,744 |
| | | | **33,926** |
| **Auto Manufacturing - .3%** | | | |
| Navistar International, | | | |
| Sr. Notes, 7.5%, 2011 | 22,000 | c | **22,825** |
| **Automotive, Trucks & Parts - 1.8%** | | | |
| Airxcel, | | | |
| Sr. Sub. Notes, Ser. B, 11%, 2007 | 33,000 | | 33,165 |
| Goodyear Tire & Rubber, | | | |
| Sr. Notes, 9%, 2015 | 40,000 | b | 41,000 |
| HLI Operating, | | | |
| Sr. Notes, 10.5%, 2010 | 3,000 | c | 3,030 |
| Polypore International, | | | |
| Sr. Discount Notes, 0/10.5%, 2012 | 31,000 | e | 18,755 |
| United Components, | | | |
| Sr. Sub. Notes, 9.375%, 2013 | 9,000 | | 9,315 |
| Visteon, | | | |
| Sr. Notes, 8.25%, 2010 | 30,000 | c | 29,100 |
| | | | **134,365** |
| **Banking - 1.7%** | | | |

| | | | |
|---|---|---|---|
| Chevy Chase Bank FSB, | | | |
| Sub. Notes, 6.875%, 2013 | 100,000 | | 104,000 |
| Colonial Bank Montgomery Alabama, | | | |
| Sub. Notes, 9.375%, 2011 | 20,000 | | 23,390 |
| | | | **127,390** |

**Building & Construction - 2.3%**

| | | | |
|---|---|---|---|
| Asia Aluminum, | | | |
| Sr. Notes, 8%, 2011 | 10,000 | b, c | 10,000 |
| Beazer Homes USA, | | | |
| Sr. Notes, 6.875%, 2015 | 20,000 | b, c | 20,300 |
| Compression Polymers, | | | |
| Sr. Notes, 10.5%, 2013 | 15,000 | b | 15,225 |
| DR Horton, | | | |
| Sr. Notes, 8.5%, 2012 | 16,000 | | 17,544 |
| Goodman Global: | | | |
| Sr. Notes, 6.41%, 2012 | 20,000 | b, d | 20,200 |
| Sr. Sub. Notes, 7.875%, 2012 | 9,000 | b, c | 8,685 |
| Nortek, | | | |
| Sr. Sub. Notes, 8.5%, 2014 | 23,000 | | 22,511 |
| Owens Corning: | | | |
| Debs., 7.5%, 2018 | 30,000 | f | 22,275 |
| Notes, 7%, 2009 | 25,000 | f | 18,125 |
| Texas Industries, | | | |
| Sr. Notes, 7.25%, 2013 | 5,000 | | 5,300 |
| WCI Communities, | | | |
| Sr. Sub. Notes, 10.625%, 2011 | 13,000 | | 14,072 |
| | | | **174,237** |

**Chemicals - 3.4%**

| | | | |
|---|---|---|---|
| Huntsman: | | | |
| Sr. Notes, 9.875%, 2009 | 9,000 | | 9,664 |
| Sr. Sub. Notes, 10.125%, 2009 | 66,000 | | 68,475 |
| Sr. Secured Notes, 11.625%, 2010 | 15,000 | | 17,700 |
| Nalco, | | | |
| Sr. Sub. Notes, 8.875%, 2013 | 64,000 | | 70,080 |
| PQ, | | | |
| Sr. Sub. Notes, 7.5%, 2013 | 10,000 | | 10,050 |
| Rhodia, | | | |
| Sr. Notes, 10.25%, 2010 | 51,000 | c | 55,207 |
| Rockwood Specialties, | | | |
| Sr. Sub. Notes, 10.625%, 2011 | 18,000 | | 20,025 |
| | | | **251,201** |

**Commercial & Professional Services - .3%**

| | | | |
|---|---|---|---|
| Brickman, | | | |
| Sr. Sub. Notes, Ser. B, 11.75%, 2009 | 13,000 | | 14,885 |
| Service Corp. International, | | | |
| Sr. Notes, 7%, 2017 | 10,000 | b | 10,313 |
| | | | **25,198** |

**Consumer Products - 1.1%**

| | | | |
|---|---|---|---|
| Ames True Temper, | | | |
| Sr. Sub. Notes, 10%, 2012 | 21,000 | c | 18,480 |
| Amscan, | | | |
| Sr. Sub. Notes, 8.75%, 2014 | 27,000 | | 25,110 |
| Playtex Products, | | | |
| Sr. Sub. Notes, 9.375%, 2011 | 30,000 | c | 31,950 |
| Rayovac, | | | |
| Sr. Sub. Notes, 8.5%, 2013 | 6,000 | | 6,360 |

|  |  |  | 81,900 |
|---|---|---|---|
| **Diversified Financial Services - 4.9%** | | | |
| BCP Crystal US, | | | |
| Sr. Sub. Notes, 9.625%, 2014 | 32,000 | | 36,320 |
| CCM Merger, | | | |
| Notes, 8%, 2013 | 5,000 | b | 5,119 |
| Consolidated Communications Illinois/Texas, | | | |
| Sr. Notes, 9.75%, 2012 | 15,000 | b | 16,275 |
| Finova, | | | |
| Notes, 7.5%, 2009 | 23,180 | | 10,721 |
| Ford Motor Credit: | | | |
| Notes, 7.375%, 2009 | 25,000 | | 24,967 |
| Notes, 4.21813%, 2006 | 65,000 | d | 64,814 |
| GMAC: | | | |
| Bonds, 8%, 2031 | 25,000 | | 24,315 |
| Notes, 7.75%, 2010 | 55,000 | | 55,579 |
| Sr. Notes, 5.375%, 2011 | EUR 15,000 | | 17,166 |
| Glencore Funding, | | | |
| Notes, 6%, 2014 | 25,000 | b | 23,997 |
| K&F Acquisition, | | | |
| Sr. Sub. Notes, 7.75%, 2014 | 10,000 | | 10,300 |
| Residential Capital: | | | |
| Notes, 6.375%, 2010 | 50,000 | b | 50,856 |
| Notes, 6.875%, 2015 | 15,000 | b | 15,604 |
| Stena , | | | |
| Sr. Notes, 7.5%, 2013 | 13,000 | | 13,179 |
|  |  |  | **369,212** |
| **Diversified Metals & Mining - 1.3%** | | | |
| CSN Islands VIII, | | | |
| Sr. Notes, 10%, 2015 | 23,000 | b | 24,610 |
| Consol Energy, | | | |
| Notes, 7.875%, 2012 | 42,000 | | 46,200 |
| Freeport-McMoRan Copper & Gold, | | | |
| Sr. Notes, 6.875%, 2014 | 25,000 | | 24,625 |
|  |  |  | **95,435** |
| **Electric Utilities - 9.2%** | | | |
| AES, | | | |
| Sr. Sub. Notes, 8.875%, 2011 | 100,000 | | 112,250 |
| Allegheny Energy Statutory Trust 2001, | | | |
| Secured Notes, 13.00%, 2007 | 1,241 | b | 1,362 |
| Secured Notes, 10.25%, 2007 | 44,758 | b | 49,122 |
| Allegheny Energy Supply, | | | |
| Bonds, 8.25%, 2012 | 102,000 | b, c | 115,260 |
| Notes, 7.8%, 2011 | 14,000 | | 15,365 |
| CMS Energy, | | | |
| Sr. Notes, 9.875%, 2007 | 37,000 | | 40,792 |
| Calpine Generating, | | | |
| Secured Notes, 12.39%, 2011 | 3,000 | | 2,865 |
| MSW Energy, | | | |
| Secured Notes, 8.5%, 2010 | 10,000 | | 10,800 |
| Mirant, | | | |
| Sr. Notes, 7.4%, 2004 | 28,000 | b, c, f | 26,460 |
| Nevada Power: | | | |
| Mortgage Bonds, Ser. A, 8.25%, 2011 | 18,000 | | 20,520 |
| Notes, Ser. E, 10.875%, 2009 | 10,000 | | 11,275 |
| Mortgage Notes, 6.5%, 2012 | 7,000 | | 7,420 |

| | | | |
|---|---|---|---|
| NRG Energy, | | | |
|   Sr. Secured Notes, 8%, 2013 | 30,000 | b | 32,250 |
| Reliant Energy: | | | |
|   Sr. Secured, Notes, 9.25%, 2010 | 44,000 | | 48,400 |
|   Sr. Secured Notes, 9.5%, 2013 | 20,000 | | 22,350 |
| Sierra Pacific Resources, | | | |
|   Sr. Notes, 8.625%, 2014 | 54,000 | | 60,075 |
| TECO Energy, | | | |
|   Sr. Notes, 6.75%, 2015 | 10,000 | b | 10,725 |
| Tenaska Alabama Partners, | | | |
|   Sr. Secured Notes, 7%, 2021 | 100,000 | b | 104,250 |
| | | | **691,541** |
| **Electrical & Electronics - .9%** | | | |
| Dresser, | | | |
|   Sr. Sub. Notes, 9.375%, 2011 | 25,000 | | 26,375 |
| Fisher Scientific International, | | | |
|   Sr. Sub. Notes, 6.125%, 2015 | 25,000 | b | 25,250 |
| Imax, | | | |
|   Sr. Notes, 9.625%, 2010 | 13,000 | | 13,926 |
| | | | **65,551** |
| **Entertainment - 3.0%** | | | |
| Argosy Gaming, | | | |
|   Sr. Sub. Notes, 9%, 2011 | 21,000 | | 22,942 |
| Cinemark, | | | |
|   Sr. Discount Notes, 0/9.75%, 2014 | 25,000 | e | 17,375 |
| Intrawest, | | | |
|   Sr. Notes, 7.5%, 2013 | 2,000 | | 2,070 |
| Isle of Capri Casinos, | | | |
|   Sr. Sub. Notes, 9%, 2012 | 15,000 | c | 16,350 |
| Mashantucket West Pequot, | | | |
|   Bonds, 5.912%, 2021 | 45,000 | b | 45,000 |
| Mohegan Tribal Gaming Authority: | | | |
|   Sr. Notes, 6.125%, 2013 | 55,000 | | 56,031 |
|   Sr. Sub. Notes, 6.375%, 2009 | 25,000 | | 25,562 |
|   Sr. Sub.Notes, 8%, 2012 | 15,000 | | 16,106 |
| Penn National Gaming, | | | |
|   Sr. Sub. Notes, 6.75%, 2015 | 10,000 | b | 10,113 |
| Seneca Gaming, | | | |
|   Sr. Notes, 7.25%, 2012 | | | |
| | 15,000 | b | 15,638 |
| | | | **227,187** |
| **Environmental Control - 3.0%** | | | |
| Allied Waste: | | | |
|   Sr. Notes, Ser. B, 8.5%, 2008 | 149,000 | | 157,754 |
|   Sr. Notes, Ser. B, 9.25%, 2012 | 45,000 | | 49,331 |
| Geo Sub, | | | |
|   Sr. Notes, 11%, 2012 | 14,000 | | 14,210 |
| | | | **221,295** |
| **Food & Beverages - 2.6%** | | | |
| Agrilink Foods, | | | |
|   Sr. Sub. Notes, 11.875%, 2008 | 3,000 | | 3,105 |
| Corn Products International: | | | |
|   Sr. Notes, 8.25%, 2007 | 15,000 | | 15,974 |
|   Sr. Notes, 8.45%, 2009 | 15,000 | | 16,825 |
| Del Monte, | | | |
|   Sr. Sub. Notes, 8.625%, 2012 | 28,000 | | 30,940 |

| | | | |
|---|---|---|---|
| Dole Foods: | | | |
| Debs., 8.75%, 2013 | 9,000 | | 9,990 |
| Sr. Notes, 8.625%, 2009 | 9,000 | | 9,720 |
| Sr. Notes, 8.875%, 2011 | 6,000 | | 6,465 |
| Ingles Markets, | | | |
| Sr. Sub. Notes, 8.875%, 2011 | 5,000 | | 5,312 |
| Pinnacle Foods, | | | |
| Sr. Sub. Notes, 8.25%, 2013 | 15,000 | | 13,725 |
| Smithfield Foods, | | | |
| Sr. Notes, 7%, 2011 | 25,000 | | 26,313 |
| Stater Brothers, | | | |
| Sr. Notes, 8.125%, 2012 | 55,000 | | 55,825 |
| | | | **194,194** |
| **Gaming & Lodging - 4.8%** | | | |
| Chumash Casino & Resort Enterprise, | | | |
| Sr. Notes, 9.26%, 2010 | 10,000 | b | 10,825 |
| Inn of the Mountain Gods Resort & Casino, | | | |
| Sr. Notes, 12%, 2010 | 44,000 | | 50,985 |
| John Q Hamons Hotels/Finance, | | | |
| First Mortgage, Ser. B, 8.875%, 2012 | 25,000 | | 27,531 |
| Kerzner International, | | | |
| Sr. Sub. Notes, 8.875%, 2011 | 20,000 | | 21,500 |
| MGM Mirage, | | | |
| Notes, 8.5%, 2010 | 25,000 | | 27,687 |
| Mandalay Resort Group: | | | |
| Sr. Notes, 6.5%, 2009 | 24,000 | | 24,600 |
| Sr. Sub. Notes, Ser. B, 10.25%, 2007 | 50,000 | | 54,875 |
| Park Place Entertainment: | | | |
| Sr. Sub. Notes, 7.875%, 2010 | 15,000 | | 16,706 |
| Sr. Sub. Notes, 8.875%, 2008 | 30,000 | | 33,450 |
| Resorts International Hotel and Casino, | | | |
| First Mortgage, 11.5%, 2009 | 46,000 | | 52,153 |
| Turning Stone Casino Entertainment, | | | |
| Sr. Notes, 9.125%, 2010 | 11,000 | b | 11,715 |
| Wynn Las Vegas Capital, | | | |
| First Mortgage Notes, 6.625%, 2014 | 25,000 | | 24,469 |
| | | | **356,496** |
| **Health Care - 3.4%** | | | |
| Beverly Enterprises, | | | |
| Sr. Sub. Notes, 7.875%, 2014 | 14,000 | | 15,330 |
| Extendicare Health Services, | | | |
| Sr. Notes, 9.5%, 2010 | 11,000 | | 11,908 |
| HCA, | | | |
| Notes, 8.75%, 2010 | 25,000 | | 28,180 |
| Healthsouth: | | | |
| Notes, 7.625%, 2012 | 20,000 | | 19,700 |
| Sr. Notes, 8.375%, 2011 | 20,000 | | 20,125 |
| Psychiatric Solutions, | | | |
| Sr. Sub. Notes, 7.75%, 2015 | 5,000 | b | 5,125 |
| Tenet Healthcare, | | | |
| Sr. Notes, 9.875%, 2014 | 106,000 | | 113,950 |
| Triad Hospitals, | | | |
| Sr. Sub. Notes, 7%, 2013 | 41,000 | | 42,435 |
| | | | **256,753** |
| **Leisure & Entertainment - .2%** | | | |
| Leslie's Poolmart, | | | |

| | | | |
|---|---|---|---|
| Sr. Notes, 7.75%, 2013 | 15,000 | | **15,338** |

**Machinery - 1.8%**

| | | | |
|---|---|---|---|
| Case New Holland, | | | |
| Sr. Notes, 9.25%, 2011 | 45,000 | | 48,938 |
| Douglas Dynamics, | | | |
| Sr. Notes, 7.75%, 2012 | 60,000 | b | 60,750 |
| Terex, | | | |
| Sr. Sub. Notes, Ser. B, 10.375%, 2011 | 25,000 | | 27,125 |
| | | | **136,813** |

**Manufacturing - .6%**

| | | | |
|---|---|---|---|
| JB Poindexter & Co, | | | |
| Sr. Notes, 8.75%, 2014 | 33,000 | | 30,195 |
| Polypore, | | | |
| Sr. Sub. Notes, 8.75%, 2012 | 17,000 | | 16,533 |
| | | | **46,728** |

**Media - 7.8%**

| | | | |
|---|---|---|---|
| Adelphia Communications, | | | |
| Sr. Notes, Ser. B, 7.75%, 2009 | 26,000 | e | 22,490 |
| American Media Operation, | | | |
| Sr. Sub. Notes, Ser. B, 10.25%, 2009 | 10,000 | | 10,175 |
| CSC Holdings, | | | |
| Sr. Notes, 7.00%, 2012 | 79,000 | b | 76,827 |
| Charter Communications, | | | |
| Sr. Notes, 8.75%, 2013 | 75,000 | | 75,375 |
| Dex Media East Finance: | | | |
| Sr. Sub. Notes, Ser. B, 9.875%, 2009 | 3,000 | | 3,307 |
| Sr. Sub. Notes, Ser. B, 12.125%, 2012 | 50,000 | | 59,875 |
| Dex Media West/Finance, | | | |
| Sr. Sub. Notes, Ser. B, 9.875%, 2013 | 75,000 | | 85,875 |
| Entercom Radio Capital, | | | |
| Sr. Sub. Notes, 7.625%, 2014 | 10,000 | | 10,513 |
| Gray Television, | | | |
| Sr. Sub. Notes, 9.25%, 2011 | 6,000 | | 6,585 |
| Kabel Deutschland, | | | |
| Sr. Notes, 10.625%, 2014 | 75,000 | b | 83,250 |
| LBI Media, | | | |
| Sr. Discount Notes, 0/11%, 2013 | 19,000 | e | 14,440 |
| Lodgenet Entertainment, | | | |
| Sr. Sub. Debs., 9.5%, 2013 | 5,000 | | 5,475 |
| Nexstar Finance: | | | |
| Sr. Discount Notes, 0/11.375%, 2013 | 36,000 | e | 27,585 |
| Sr. Sub. Notes, 7%, 2014 | 44,000 | | 41,360 |
| Radio One, | | | |
| Sr. Sub. Notes, Ser. B, 8.875%, 2011 | 25,000 | | 26,906 |
| Salem Communications, | | | |
| Sr. Sub. Notes, Ser. B, 9%, 2011 | 35,000 | | 37,538 |
| | | | **587,576** |

**Oil & Gas - 6.1%**

| | | | |
|---|---|---|---|
| Coastal: | | | |
| Sr. Debs., 6.5%, 2008 | 14,000 | | 14,000 |
| Notes, 7.625%, 2008 | 68,000 | c | 70,040 |
| Notes, 7.75%, 2010 | 70,000 | | 72,275 |
| El Paso Production, | | | |
| Sr. Notes, 7.75%, 2013 | 30,000 | | 31,988 |
| Hanover Compressor, | | | |

| | | | |
|---|---|---|---|
| Sr. Notes, 8.625%, 2010 | 13,000 | | 13,780 |
| Sr. Notes, 9%, 2014 | 21,000 | | 22,995 |
| Hanover Equipment Trust, | | | |
| Sr. Secured Notes, Ser. B, 8.75%, 2011 | 62,000 | | 66,495 |
| McMoRan Exploration: | | | |
| Sr. Notes, 6%, 2008 | 61,000 | | 83,646 |
| Sr. Notes, 5.25%, 2011 | 16,000 | b | 19,900 |
| Petroleum Geo-Services, | | | |
| Notes, 10%, 2010 | 25,000 | | 28,375 |
| Whiting Petroleum, | | | |
| Sr. Sub. Notes, 7.25%, 2013 | 35,000 | | 35,525 |
| | | | **459,019** |
| **Packaging & Containers - 3.5%** | | | |
| Crown European, | | | |
| Sr. Secured Notes, 9.5%, 2011 | 50,000 | | 55,250 |
| Jefferson Smurfit, | | | |
| Sr. Notes, 8.25%, 2012 | 15,000 | | 15,187 |
| Owens Brockway Glass Container: | | | |
| Sr. Notes, 6.75%, 2014 | 8,000 | | 8,170 |
| Sr. Notes, 8.25%, 2013 | 5,000 | | 5,431 |
| Sr. Secured Notes, 7.75%, 2011 | 15,000 | | 15,975 |
| Sr. Secured Notes, 8.75%, 2012 | 2,000 | | 2,192 |
| Sr. Secured Notes, 8.875%, 2009 | 15,000 | | 15,937 |
| Owens-Illinois, | | | |
| Debs., 7.8%, 2018 | 60,000 | | 62,700 |
| Pliant, | | | |
| Sr. Secured Discount Notes, 0/11.125%, 2009 | 21,000 | e | 20,370 |
| Solo Cup, | | | |
| Sr. Sub. Notes, 8.5%, 2014 | 15,000 | c | 14,438 |
| Stone Container: | | | |
| Sr. Notes, 8.375%, 2012 | 9,000 | c | 9,203 |
| Sr. Notes, 9.75%, 2011 | 34,000 | | 35,913 |
| | | | **260,766** |
| **Paper & Forest Products - 2.5%** | | | |
| Appleton Papers, | | | |
| Sr. Sub Notes, Ser. B, 9.75%, 2014 | 57,000 | c | 55,005 |
| Buckeye Technologies, | | | |
| Sr. Notes, 8.5%, 2013 | 15,000 | | 15,562 |
| Georgia-Pacific: | | | |
| Sr. Notes, 7.375%, 2008 | 25,000 | | 26,563 |
| Sr. Notes, 8.875%, 2010 | 37,000 | | 41,810 |
| Sr. Notes, 9.375%, 2013 | 46,000 | | 52,210 |
| | | | **191,150** |
| **Pipelines - 3.4%** | | | |
| ANR Pipeline, | | | |
| Notes, 8.875%, 2010 | 30,000 | | 32,885 |
| Dynegy: | | | |
| Secured Notes, 9.875%, 2010 | 73,000 | b | 81,030 |
| Secured Notes, 10.125%, 2013 | 22,000 | b | 25,190 |
| Southern Natural Gas, | | | |
| Notes, 8.875%, 2010 | 25,000 | | 27,405 |
| Williams Cos: | | | |
| Debs., 7.5%, 2031 | 50,000 | | 55,875 |
| Notes, 7.875%, 2021 | 30,000 | | 34,875 |
| | | | **257,260** |
| **Real Estate Investment Trust - 1.1%** | | | |

| | | | |
|---|---:|:--|---:|
| BF Saul, | | | |
| Sr. Secured Notes, 7.5%, 2014 | 35,000 | | 36,400 |
| Host Marriott, | | | |
| Sr. Notes, Ser. M, 7%, 2012 | 45,000 | | 46,856 |
| | | | **83,256** |
| **Retail - 1.1%** | | | |
| Amerigas Partners, | | | |
| Sr. Notes, 7.25%, 2015 | 15,000 | b | 15,975 |
| JC Penney, | | | |
| Sr. Notes, 8%, 2010 | 21,000 | | 23,224 |
| Rite Aid: | | | |
| Sr. Secured Notes, 8.125%, 2010 | 15,000 | | 15,544 |
| Sr. Secured Notes, 12.5%, 2006 | 12,000 | | 12,990 |
| VICORP Restaurants, | | | |
| Sr. Notes, 10.5%, 2011 | 15,000 | | 15,075 |
| | | | **82,808** |
| **Structured Index - 7.0%** | | | |
| Dow Jones CDX NA, | | | |
| Credit Linked Trust Ctfs., | | | |
| Ser. 4-T2, 6.375%, 2010 | 527,000 | b,g | **527,659** |
| **Technology - 1.0%** | | | |
| Sungard Data Systems, | | | |
| Sr. Notes, 8.52475%, 2013 | 5,000 | b | 5,181 |
| Freescale Semiconductor, | | | |
| Sr. Notes, 6.875%, 2011 | 65,000 | | 68,900 |
| | | | **74,081** |
| **Telecommunications - 7.8%** | | | |
| American Tower: | | | |
| Sr. Notes, 7.125%, 2012 | 24,000 | | 25,440 |
| Sr. Sub. Notes, 7.25%, 2011 | 37,000 | | 39,127 |
| Sr. Notes, 9.375%, 2009 | 8,000 | c | 8,460 |
| American Tower Escrow, | | | |
| Discount Notes, 0%, 2008 | 10,000 | | 7,725 |
| Hawaiian Telcom Communications, | | | |
| Sr. Notes, 8.91375%, 2013 | 15,000 | b,d | 15,637 |
| Innova S de RL, | | | |
| Notes, 9.375%, 2013 | 23,000 | | 26,105 |
| Intelsat Bermuda, | | | |
| Sr. Notes, 8.25%, 2013 | 30,000 | b | 31,500 |
| Nextel Partners, | | | |
| Sr. Notes, 12.5%, 2009 | 14,000 | | 15,225 |
| Pegasus Satellite Communications, | | | |
| Sr. Notes, 12.375%, 2006 | 73,000 | f | 19,436 |
| Qwest Communications International, | | | |
| Sr. Notes, 7.5%, 2014 | 80,000 | b | 77,600 |
| Qwest Services, | | | |
| Sr. Secured Sub. Notes, 14%, 2014 | 60,000 | | 72,900 |
| Qwest: | | | |
| Bank Note, Ser. A, 6.5%, 2007 | 15,200 | d | 15,732 |
| Bank Note, Ser. B, 6.95%, 2010 | 2,000 | d | 1,995 |
| Rogers Wireless Communications, | | | |
| Secured Notes, 7.25%, 2012 | 35,000 | | 37,713 |
| SBA Telecommunications, | | | |
| Sr. Discount Notes, 0/9.75%, 2011 | 69,000 | e | 63,653 |
| US Unwired, | | | |

| | | | |
|---|---:|:--|---:|
| Sr. Secured Notes, Ser. B, 10%, 2012 | 37,000 | | 42,920 |
| UbiquiTel Operating, | | | |
| Sr. Notes, 9.875%, 2011 | 24,000 | | 26,910 |
| Western Wireless, | | | |
| Sr. Notes, 9.25%, 2013 | 46,000 | | 52,670 |
| | | | **580,748** |

**Textiles & Apparel - 1.3%**

| | | | |
|---|---:|:--|---:|
| INVISTA, | | | |
| Notes, 9.25%, 2012 | 55,000 | b | 60,844 |
| Levi Strauss & Co., | | | |
| Sr. Notes, 12.25%, 2012 | 31,000 | | 34,952 |
| | | | **95,796** |

**Transportation - 1.7%**

| | | | |
|---|---:|:--|---:|
| CHC Helicopter, | | | |
| Sr. Sub. Notes, 7.375%, 2014 | 23,000 | | 23,374 |
| Greenbrier, | | | |
| Sr. Notes, 8.375%, 2015 | 25,000 | b | 26,187 |
| Gulfmark Offshore, | | | |
| Sr. Notes, 7.75%, 2014 | 29,000 | | 30,921 |
| TFM, S.A. de C.V., | | | |
| Sr. Notes, 10.25%, 2007 | 41,000 | | 43,973 |
| | | | **124,455** |

**Total Bonds and Notes** — **7,041,065**
(cost $6,763,280)

**Preferred Stock - 1.1 %**
**Diversified Financial Service - .1%**

| | | | |
|---|---:|:--|---:|
| Williams Holdings Of Delaware, | | | |
| Cum. Conv., $2.75 | 90 | b | **9,000** |

**Media - 1.0%**

| | | | |
|---|---:|:--|---:|
| Paxson Communications, | | | |
| Cum. Conv., $975 | 59 | b | 23,569 |
| Spanish Broadcasting System | | | |
| Cum. Conv., Ser. B, $107.5 | 44 | | 48,156 |
| | | | **71,725** |

**Total Preferred Stock** — **80,725**
(cost $79,052)

**Common Stocks - 0%**
**Chemicals - 0%**

| | | | |
|---|---:|:--|---:|
| Huntsman | 117 | h | **2,725** |
| **Textiles & Apparel - 0%** | | | |
| Dan River | 901 | c,h, | **563** |
| **Gaming & Lodging - 0%** | | | |
| Trump Entertainment Resorts | 71 | h | **1,346** |

**Total Common Stocks** — **4,634**
(cost $14,983)

**Other Investments- 5.8%**
**Registered Investment Company;**

| | | | |
|---|---:|:--|---:|
| Dreyfus Institutional Preferred Plus Money market Fund | | | |
| (cost $432,000) | 432,000 | i | **432,000** |

**Investment of Cash collateral For Securities Loaned-6.9%**
**Registered Investment Company;**
Dreyfus Institutional Cash Advantage Fund
  (cost $515,720)

|  | | | |
|---|---|---|---|
|  | 515,720 |  | **515,720** |
| **Total Investment** (cost $7,805,035) | **107.8** | **%** | **8,074,144** |
| **Liabilities, Less Cash and Receivables** | **(7.8)** | **%** | **(587,484)** |
| **Net Assets** | **100.0** | **%** | **7,486,660** |

a   U.S. Dollars unless otherwise noted.
     EUR-Euro
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold
     in transactions exempt from registration, normally to qualified institutional buyers.
     At July 31 ,2005, these securities amounted to $1,940,894 or 25.9% of net assets.
c   All or a portion of these securities are on loan. At July 31, 2005, the total market value of the fund's securities
     on loan is $488,911 and the total market value of the collateral held by the fund is $515,720.
d   Variable rate security--interest rate subject to periodic change.
e   Zero coupon until  a specified date at which time the stated coupon rate becomes effective until maturity date.
f   Non-income producing-security in default.
*g*   Security linked to a portfolio of  debt securities.
h   Non-income producing security.
i   Investments in affiliated money market mutual funds.

**DREYFUS FIXED INCOME SECURITIES: DREYFUS MORTGAGE SHARES**
 **Statement of Investments**
 **July 31, 2005 (Unaudited)**

|  | Principal Amount ($) | Value ($) |
|---|---|---|
| **Bonds and Notes - 92.0 %** | | |
| **Asset - Backed Ctfs.- Credit Cards - 1.3%** | | |
| MBNA Master Credit Card Note Trust, | | |
| Ser. 2002-C1, Cl. C1, 6.8%, 2014 | 59,000 | **64,536** |
| | | |
| **Asset - Backed Ctfs. - Home Equity Loans - 1.3%** | | |
| Conseco Finance, | | |
| Ser. 2001-D, Cl. A4, 5.53%, 2032 | 23,228 | 23,303 |
| Long Beach Asset, | | |
| Ser. 2004-6, Cl. N1, 4.5%, 2034 | 41,700 a | 41,724 |
| | | **65,027** |
| | | |
| **Asset-backed - Other - 3.5%** | | |
| Saxon Asset Securities Trust, | | |
| Ser. 2004-2, Cl. AF2, 4.15%, 2035 | 185,000 | **182,910** |
| | | |
| **Residential Mortgage Pass- Through Ctfs. - 9.9%** | | |
| First Horizon Alternative Mortgage Securities I, | | |
| Ser. 2004-FA1, Cl. A1, 6.25%, 2034 | 264,825 | 270,374 |
| GSR Mortgage Loan Trust II, | | |
| Ser. 2004-12, Cl. A2, 3.554%, 2034 | 239,223 b | 235,069 |
| | | **505,443** |
| **U.S. Government- 3.3%** | | |
| U.S. Treasury Notes, | | |
| 3.5%, 8/15/2009 | 173,000 c | **168,945** |
| | | |
| **U.S. Government Agencies/Mortgage-Backed - 72.7%** | | |
| Federal National Mortgage Association, | | |
| 6.5%, 7/1/2032 | 229,772 | 238,017 |
| Government National Mortgage Association I: | | |
| 5%, 7/15/2033 | 1,258,821 | 1,252,126 |
| 5.5%, 12/15/2032 - 5/15/2035 | 1,226,638 | 1,242,932 |
| 6%, 12/15/2033 - 9/15/2034 | 565,721 | 582,161 |
| Ser. 2004-39, Cl. LC, 5.5%, 12/20/2029 | 345,000 | 353,783 |
| Government National Mortgage Association II, | | |
| 6%, 7/20/2035 | 50,000 | 51,297 |
| | | **3,720,316** |
| | | |
| **Total Bonds and Notes** | | |
| (cost $4,738,291) | | **4,707,177** |

|  | Shares | Value ($) |
|---|---|---|
| **Other Investment- 7.4%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund | | |
| (cost $379,000) | 379,000 d | **379,000** |

|  |  |  |  |
|---|---|---|---|
| **Total Investment** (cost $5,117,291) | 99.4 | % | 5,086,177 |
| **Cash and Receivables (Net)** | 0.6 | % | 29,608 |
| **Net Assets** | 100.0 | % | 5,115,786 |

a  Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transactions exempt from registration, normally to qualified institutional buyers.
    At July 31, 2005 these securities amounted to $41,724 or .8% of net assets.
b  Variable rate security--interest rate subject to periodic change.
c  Partially held by broker as collateral for open financial futures positions.
d  Investments in affiliated money market mutual funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

**DREYFUS FIXED INCOME SECURITIES: DREYFUS MORTGAGE SHARES**

**Statement of Financial Futures**

**July 31, 2005 (Unaudited)**

| | Contracts | Market Value Covered by Contracts ($) | Expiration | Unrealized Appreciation/(Depreciation) at 7/31/2005 ($) |
|---|---|---|---|---|
| **Financial Futures Long** | | | | |
| U.S. Treasury 30 Year Bonds | 3 | 345,938 | September 2005 | (2,695) |
| **Financial Futures Short** | | | | |
| U.S. Treasury 2 Year Notes | 1 | 206,484 | September 2005 | 938 |
| U.S. Treasury 5 Year Notes | 12 | 1,286,438 | September 2005 | 15,188 |
| | | | | **13,430** |